FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

The following is the text of an announcement released to the Stock Exchange of Hong Kong Limited on 29 September 2017 pursuant to rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

HSBC Holdings plc (the "Company")

Retirement of Chairman

As announced on 12 March 2017, Mark Tucker will succeed Douglas Flint as Group Chairman of the Company on 1 October 2017.  Douglas Flint will retire from the Board of the Company on 30 September 2017.  In accordance with 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Company confirms that there are no further matters which need to be brought to the attention of shareholders of the Company in connection with Douglas Flint's retirement from the Board.

For and on behalf of the Board

Ben J S Mathews
Group Company Secretary
29 September 2017

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Douglas Flint,
Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Irene Lee†, John Lipsky†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai†, Mark Tucker† and Pauline van der Meer Mohr†.

† Independent non-executive Director

Hong Kong Stock Code: 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 29 September 2017